December 17, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining

Re:	Casual Male Retail Group, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 16, 2012
Form 10-Q for Fiscal Quarter Ended October 27, 2012
Filed November 16, 2012
File No. 001-34219

Dear Ms. Jenkins,

Casual Male Retail Group, Inc. (the “Company”) hereby acknowledges receipt of your letter dated December 7, 2012 to Dennis R. Hernreich (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2012, filed on March 16, 2012 and the Company’s Form 10-Q for the fiscal quarter ended October 27, 2012, filed on November 16, 2012.

This is to confirm that, pursuant to a conversation between Greenberg Traurig, LLP, the Company’s outside counsel, and Suying Li of the Commission on December 17, 2012, the Company has been granted an extension to January 8, 2013 to respond to the comments of the Staff set forth in the Comment Letter.

If you should have any questions, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ DENNIS R. HERNREICH

Dennis R. Hernreich

Chief Financial Officer